SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES Q1 NET PROFIT OF €139m
TRAFFIC GROWS 18% TO 21m – F.Y. GUIDANCE UNCHANGED AT €400m.

Ryanair, Europe's largest passenger airline today (July 25) announced a Q1 net profit of €139m a slight increase of 1% on Q1 last year.  Revenues grew by 29% to €1,155m as traffic increased 18% and ave. fares rose 11%.  Unit costs rose by 14% due to a 49% increase in fuel costs.  Excluding fuel, sector length adjusted unit costs fell by 1%.

Summary Q1 Results (IFRS) - in euro

Q1 Results	June 30, 2010	June 30, 2011	% Change
Passengers	18.0m	21.3m	+18%
Revenue	€896.8m	€1,155.4m	+29%
Adjusted Profit/(Loss) after Tax (Note 1)	€138.5m	€139.3m	+1%
Adjusted Basic EPS(euro cent)(Note 1)	9.36	9.35	0%

Announcing these results Ryanair's CEO, Michael O'Leary, said:

"Traffic growth in Q1 was flattered by the unnecessary airspace closures in April/ May 2010 (following the Icelandic volcanic eruptions) which led to the cancellation of 9,400 flights, and the loss of almost 1.5m passengers.  Our 18% traffic growth combined with an 11% rise in ave. fares led to a 29% increase in revenues. Significantly higher revenues were largely offset by higher operating costs as fuel rose 49% (by €140m), to €427m.  Despite substantially higher fuel costs we recorded a profit after tax of €139m, up on Q1 last year.  This robust result is testimony to the strength of Ryanair's lowest fares/lowest cost model which continues to deliver profit and traffic growth despite the recession and high oil prices.

Ancillary sales grew 22% to €248m, somewhat faster than traffic, and amounted to 21% of total revenues.  We have recently started trials of "reserved seating" for 21 extra legroom seats on selected routes for a fee of €10 per seat.  If successful we will roll out reserved seating across more of our network this winter.  Unit costs increased by 14% as fuel increased 49% to €427m.  Excluding fuel, sector length adjusted they fell by 1%, as we rigorously controlled costs, despite a 2% increase in basic pay, higher Eurocontrol charges, and substantially higher charges at Dublin airport.

Our new routes and bases are performing well.  We recently announced our 45th base in Manchester which starts in October with 2 aircraft/17 routes rising to 4 aircraft/26 routes in summer 2012.  A combination of recession and competitor capacity cuts continues to create growth opportunities across Europe as airports aggressively compete to attract Ryanair.

We expect Dublin airport's traffic to fall in 2011 (its 4th consecutive annual fall), due to the DAA's unjustified 40% increase in airport charges, which has led to winter capacity cuts by Ryanair and many other carriers operating to Dublin.  These higher charges were recently (and correctly) described as "insane" even by Aer Lingus.  Traffic at Dublin has plummeted by 30% to just over 18m pax in 2010 from its 2007 peak of 24.5m pax.  The Irish govt. can only reverse this downward spiral and return to tourism and jobs growth when the DAA airport monopoly is broken up, and replaced with competing terminals and competing airports which will lead to more competitive airport charges and more efficient terminal facilities.  We have submitted a proposal to the Irish govt. to deliver 5m extra passengers p.a. over the next 5 years to kick start Irish tourism, and generate at least 5,000 much needed jobs in the Irish economy.  This growth proposal is based on airport charges falling to competitive levels, and the govt. scrapping the €3 tourist tax and we await the government's response.

The latest UK Competition Commission's confirmation (of its original 2008 recommendation), that the BAA airport monopoly should be forced to sell Stansted and at least one Scottish airport will, we hope, finally end the BAA 's policy of using legal manoeuvres to delay this sale. These delaying tactics have not stopped the BAA at Stansted overcharging airlines, generating excess monopoly profits, while losing more routes and traffic. The UK govt. should force the early sale of Stansted and one of the Scottish airports to allow competition between airports in order to deliver better facilities and lower costs for airport users.  We intend to shortly launch legal proceedings against BAA Stansted, seeking a recovery of the substantial overcharges which Ryanair believes it and other Stansted airlines have suffered at the BAA Stansted monopoly's hands in recent years, which have been used to fund Ferrovial's (owners of Stansted airport) acquisition and operation of Heathrow.

Fuel prices remain stubbornly high as spot is trading at $118 per barrel.  We are 90% hedged for FY12 at $860 per tonne (approx. $86 per barrel), an 18% price increase on last year, but significantly below current prices.  We have taken advantage of recent price dips to hedge 20% of Q1 FY13 at an ave. price of $1,035 per tonne (approx. $103 per barrel).  High oil prices are forcing competitors to further increase their fuel surcharges and fares which make Ryanair's low fares even more attractive.  It will also drive further consolidation, and more airlines will exit the industry.  This will generate growth opportunities for Ryanair because we operate the most fuel efficient aircraft, and have the lowest operating costs.

The recent Brighter Planet survey of the world's 20 largest carriers confirmed that Ryanair was the cleanest greenest airline in the world and had the lowest CO2 emissions per passenger mile.  Ryanair has invested over $8bn in an all new Boeing 737-800 fleet with low CO2 and noise emissions, with an ave. age of just 3 years.  This is in stark contrast to our high fare, fuel surcharging, flag carrier competitors who continue to operate older, inefficient, gas guzzling aircraft.

In June we signed an MOU with COMAC, the Chinese aircraft manufacturer, to enter discussions on a new 200 seater shorthaul aircraft for Ryanair that should be available from 2018.  We believe this aircraft will be a real alternative to the existing duopoly of Boeing and Airbus.  Real competition in the aircraft manufacturing industry will deliver more choice and lower costs for airlines.  We also believe that it will make economic sense for Ryanair to become a 2 aircraft operator if the present Boeing fleet economies can be matched or improved by another aircraft manufacturer.

Our outlook for the remainder of the year remains unchanged.  We anticipate traffic in FY12 will grow by 4% comprising 10% growth in H1, and then fall by approx. 4% in H2 due to already announced winter capacity cuts.  We expect average fares in FY12 to rise by up to 12% due to the better mix of new routes and bases, our winter capacity cuts, higher competitor fares and fuel surcharges.  We anticipate Q2 yields will rise by 12% to 15%.  We expect operating costs per passenger for FY12 to rise by 13% due to higher oil prices.  Excluding fuel, sector length adjusted unit costs should rise by just 2% mainly due to Eurocontrol, Dublin airport, and staff cost increases.  With very limited visibility on H2 bookings or yields at this time, our full year guidance remains unchanged as we expect profit after tax for FY12 to be similar to the FY11 result of €400m.

ENDS.

Note 1 -	Q1 ended June 30, 2010 excludes an exceptional item of €44.8m (pre tax €50m) for costs associated with volcanic ash disruptions in April and May 2010.

For further information       Howard Millar                              Joe Carmody
please contact:                    Ryanair Holdings plc                   Edelman
www.ryanair.com                Tel: 353-1-8121212                   Tel: 353-1-6789333

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair is the World’s favourite airline and operates more than 1,500 flights per day from 45 bases and 1,300+low fare routes across 27 countries, connecting 160 destinations. Ryanair operates a fleet of 272 new Boeing 737-800 aircraft with firm orders for a further 40 new aircraft (before taking account of planned disposals), which will be delivered over the next year. Ryanair currently has a team of more than 8,700 people and expects to carry 75 million passengers in the current fiscal year.

Ryanair Holdings plc and Subsidiaries Condensed Consolidated Interim Balance Sheet as at June 30, 2011

		At Jun 30,	At Mar 31,
		2011	2011
	Note	€M	€M
Non-current assets
Property, plant and equipment	11	4,859.2	4,933.7
Intangible assets		46.8	46.8
Available for sale financial assets	8	117.8	114.0
Derivative financial instruments		-	23.9
Total non-current assets		5,023.8	5,118.4

Current assets
Inventories		2.9	2.7
Other assets		143.3	99.4
Current tax		-	0.5
Trade receivables		70.2	50.6
Derivative financial instruments		193.6	383.8
Restricted cash		33.9	42.9
Financial assets: cash > 3months		2,055.1	869.4
Cash and cash equivalents		1,124.8	2,028.3
Total current assets		3,623.8	3,477.6

Total assets		8,647.6	8,596.0

Current liabilities
Trade payables		225.8	150.8
Accrued expenses and other liabilities		1,336.6	1,224.3
Current maturities of debt		338.6	336.7
Current tax		1.3	-
Derivative financial instruments		118.5	125.4
Total current liabilities		2,020.8	1,837.2

Non-current liabilities
Provisions		92.2	89.6
Derivative financial instruments		29.8	8.3
Deferred tax		254.5	267.7
Other creditors		117.0	126.6
Non-current maturities of debt		3,232.5	3,312.7
Total non-current liabilities		3,726.0	3,804.9

Shareholders' equity
Issued share capital		9.5	9.5
Share premium account		662.0	659.3
Capital redemption reserve		0.5	0.5
Retained earnings		2,108.1	1,967.6
Other reserves		120.7	317.0
Shareholders' equity		2,900.8	2,953.9

Total liabilities and shareholders' equity		8,647.6	8,596.0

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the quarter ended June 30, 2011 (unaudited)

		IFRS Period	Pre Exceptional	Exceptional	IFRS Period
		Ended	Results	Items	Ended
		Jun 30,	Jun 30,	Jun 30,	Jun 30,
		2011	2010	2010	2010
	Note	€M	€M	€M	€M
Operating revenues
Scheduled revenues		907.7	692.9	-	692.9
Ancillary revenues		247.7	203.9	-	203.9
Total operating revenues - continuing operations		1,155.4	896.8	-	896.8
Operating expenses
Staff costs		107.3	88.8	4.6	93.4
Depreciation		77.9	61.9	4.7	66.6
Fuel & oil		426.6	286.6	0.3	286.9
Maintenance, materials & repairs		23.5	21.8	-	21.8
Aircraft rentals		21.7	24.0	2.0	26.0
Route charges		133.0	99.6	0.1	99.7
Airport & handling charges		152.3	116.2	0.9	117.1
Marketing, distribution & other		43.2	28.5	3.0	31.5
Icelandic volcanic ash related costs	12	-	-	32.7	32.7
Total operating expenses		985.5	727.4	48.3	775.7
Operating profit - continuing operations		169.9	169.4	(48.3)	121.1
Other income/(expenses)
Finance income		9.7	6.2	-	6.2
Finance expense		(27.0)	(20.2)	(1.7)	(21.9)
Foreign exchange gain/(loss)		4.0	(0.8)	-	(0.8)
Total other expenses		(13.3)	(14.8)	(1.7)	(16.5)
Profit before tax		156.6	154.6	(50.0)	104.6
Tax on profit on ordinary activities	4	(17.3)	(16.1)	5.2	(10.9)
Profit for the period - all attributable to equity holders of parent		139.3	138.5	(44.8)	93.7
Earnings per ordinary share (in € cent)
Basic	10	9.35	9.36		6.33
Diluted	10	9.33	9.32		6.30
Weighted average no. of ordinary shares (in Ms)
Basic	10	1,489.9	1,480.2		1,480.2
Diluted	10	1,493.2	1,486.5		1,486.5

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the quarter ended June 30, 2011 (unaudited)
	Period	Period
	Ended	Ended
	Jun 30, 2011	Jun 30, 2010
	€M	€M

Profit for the period	139.3	93.7

Other comprehensive income:

Cash flow hedge reserve - effective portion of fair value changes to derivatives:
Net movement in cash flow hedge reserve	(196.9)	61.3

Available for sale financial asset:
Net increase in fair value of available for sale financial asset	3.8	12.8

Other comprehensive income for the period, net of income tax	(193.1)	74.1

Total comprehensive income for the period - all attributable to equity holders of parent	(53.8)	167.8

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the quarter ended June 30, 2011 (unaudited)

	Period	Period
	Ended	Ended
	Jun 30,	Jun 30,
	2011	2010
	€M	€M
Operating activities
Profit before tax	156.6	104.6

Adjustments to reconcile profit before tax to net cash provided by operating activities
Depreciation	77.9	61.9
(Increase) in inventories	(0.2)	(0.4)
(Increase) in trade receivables	(19.6)	(4.3)
(Increase)/decrease in other current assets	(40.9)	7.4
Increase in trade payables	75.0	26.4
Increase in accrued expenses	107.8	53.3
(Decrease) in other creditors	(9.6)	(9.8)
Increase in provisions	2.6	37.2
(Increase)/ decrease in finance expense	(3.4)	2.6
Increase/ (decrease) in finance income	4.5	(5.5)
Share based payments	(2.0)	1.2
Net cash provided by operating activities	348.7	274.6

Investing activities
Capital expenditure (purchase of property, plant and equipment)	(3.4)	(331.6)
Decrease in restricted cash	9.0	2.8
(Increase) in financial assets: cash > 3months	(1,185.7)	(336.9)
Net cash used in investing activities	(1,180.1)	(665.7)

Financing activities
Net proceeds from shares issued	2.7	12.8
Proceeds from long term borrowings Repayments of long term borrowings	- (74.8)	364.9 (61.3)
Net cash provided by financing activities	(72.1)	316.4

(Decrease) in cash and cash equivalents	(903.5)	(74.7)
Cash and cash equivalents at beginning of the period	2,028.3	1,477.9
Cash and cash equivalents at end of the period	1,124.8	1,403.2

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the quarter ended June 30, 2011

						Other Reserves
	Ordinary Shares M	Issued Share Capital €M	Share Premium Account €M	Retained Earnings €M	Capital Redemption Reserve €M	Hedging €M	Other Reserves €M	Total €M

Balance at March 31, 2010	1,478.9	9.4	631.9	2,083.5	0.5	60.3	63.0	2,848.6
Profit for the year	-	-	-	374.6	-	-	-	374.6
Other comprehensive income
Net actuarial gains from retirement benefit plan				5.0				5.0
Net movements into cash flow reserve	-	-	-	-	-	197.1	-	197.1
Net change in fair value of available for sale asset	-	-	-	-	-	-	(2.2)	(2.2)
Total other comprehensive income	-	-	-	5.0	-	197.1	(2.2)	199.9
Total comprehensive income	-	-	-	379.6	-	197.1	(2.2)	574.5
Transactions with owners of the Company, recognised directly in equity
Issue of ordinary equity shares	10.7	0.1	27.4	-	-	-	-	27.5
Share-based payments	-	-	-	-	-	-	3.3	3.3
Dividend Paid	-	-	-	(500.0)	-	-	-	(500.0)
Transfer of exercised and expired share based awards	-	-	-	4.5	-	-	(4.5)	-
Balance at March 31, 2011	1,489.6	9.5	659.3	1,967.6	0.5	257.4	59.6	2,953.9
Profit for the period	-	-	-	139.3	-	-	-	139.3
Other comprehensive income
Net movements out of cash flow reserve	-	-	-	-	-	(196.9)	-	(196.9)
Net change in fair value of available for sale asset	-	-	-	-	-	-	3.8	3.8
Total other comprehensive income	-	-	-	-	-	(196.9)	3.8	(193.1)
Total comprehensive income	-	-	-	139.3	-	(196.9)	3.8	(53.8)
Transactions with owners of the Company, recognised directly in equity
Issue of ordinary equity shares	1.1	0.0	2.7	-	-	-	-	2.7
Share-based payments	-	-	-	-	-	-	(2.0)	(2.0)
Transfer of exercised and expired share based awards	-	-	-	1.2	-	-	(1.2)	-
Balance at June 30, 2011	1,490.7	9.5	662.0	2,108.1	0.5	60.5	60.2	2,900.8

 Ryanair Holdings plc and Subsidiaries
 Operating and Financial Overview

Introduction

For the purposes of the Management Discussion and Analysis ("MD&A") all figures and comments are by reference to the adjusted income statement excluding the exceptional items referred to below.  A reconciliation of the results for the period under IFRS to the adjusted results is provided in Note 9.

There were no exceptional items in the period ended June 30, 2011. Exceptional items in the period ended June 30, 2010 amounted to a net of tax charge of €44.8m reflecting the estimated costs relating to the closure of airspace in April and May 2010 due to the Icelandic volcanic ash disruptions. This estimate was subsequently reduced to a net of tax amount of €26.1m at year ended March 31, 2011.

Adjusted profit after tax excluding exceptional items in the period ended June 30, 2011 increased by 1% to €139.3m.  Including exceptional items the profit after tax for the period increased by 49% from €93.7 to €139.3m.

Summary period ended June 30, 2011

Adjusted profit after tax increased by 1% to €139.3m compared to €138.5m in the period ended June 30, 2011 primarily due to an 11% increase in average fares and strong ancillary revenues, offset by a 49% increase in fuel costs.  Total operating revenues increased by 29% to €1,155.4m as average fares rose by 11%.  Ancillary revenues grew by 21%, faster than the 18% increase in passenger numbers, to €247.7m due to an improved product mix and higher internet related revenues.  Total revenue per passenger, as a result, increased by 9% whilst Load Factor remained flat at 83% during the period.

Total operating expenses increased by 35% to €985.5m, primarily due to an increase in fuel prices and the higher level of activity and operating costs associated with the growth of the airline.  Fuel, which represents 43% of total operating costs compared to 39% in the prior period, increased by 49% to €426.6m due to the higher price per gallon paid and a 29% increase in the number of hours flown.  Unit costs excluding fuel increased by 7% and sector length adjusted, they fell by 1%. Including fuel unit costs rose by 14%.  Operating margin decreased by 4 points to 15% whilst operating profit was flat at €169.9m.

Adjusted net margin was down 3 points to 12%, compared to June 30, 2010.

Adjusted earnings per share for the period were 9.35 euro cent compared to 9.36 euro cent at June 30, 2010.

Balance sheet
Gross cash increased by €273.2m since March 31, 2011 to €3,213.8m.  The Group generated cash from operating activities of €348.7m which funded net capital expenditure of €3.4m and debt repayments. Gross debt decreased by €78.3m to €3,571.1m.  Net debt has fallen from €708.8m at March 31, 2011 to €357.3m at the period end.

 Detailed Discussion and Analysis for the Period ended June 30, 2011

Adjusted profit after tax increased by 1% to €139.3m primarily due to an 11% increase in average fares and strong ancillary revenues offset by higher fuel costs.  Total operating revenues increased by 29% to €1,155.4m primarily due to an 11% increase in average fares, and an 18% increase in passenger numbers.  Fuel, which represents 43% of total operating costs compared to 39% in the prior year, increased by 49% to €426.6m due to a higher price per gallon paid, and a 29%  increase in the number of hours flown.  Unit costs excluding fuel rose by 7%, when adjusted for sector length, unit costs fell by 1%. Including fuel unit costs rose by 14%.  Operating margin, as a result of the above, decreased by 4 points to 15%, whilst operating profit was relatively flat at €169.9m.

Total operating revenues increased by 29% to €1,155.4m primarily due to an 11% increase in average fares and an 18% increase in passenger numbers to 21.3m.

Total revenue per passenger increased by 9% primarily due to an 11% increase in average fare per passenger.

Scheduled passenger revenues increased by 31% to €907.7m due to an 18% rise in flown passengers and an 11% increase in average fares.  Load factor remained flat at 83%.

Ancillary revenues increased by 21% to €247.7m, faster than the 18% increase in passenger volume, due to an improved product mix and higher internet related revenues.

Total operating expenses increased by 35% to €985.5m due to the 49% increase in fuel costs and an 8% increase in sector length.

Staff costs increased by 21% to €107.3m due to a 19% increase in sectors flown and a companywide pay increase of 2% granted in April 2011.

Depreciation and amortisation increased by 26% to €77.9m due to the increase in activity and a higher number of 'owned' aircraft in the fleet (June 30, 2011: 221) this period compared to the period ended June 30, 2010 (195).

Fuel & oil costs increased by 49% to €426.6m due to higher fuel prices and the increased number of hours flown.

Maintenance costs increased by 8% to €23.5m due to an increase in the weighted average number of leased aircraft.

Aircraft rental costs were down 10% at €21.7m, due to lower lease costs on newer aircraft.

Route charges are up 34% to €133.0m due to the increased number of sectors flown, the longer sector length and higher average rates charged by Eurocontrol.

Airport & handling charges increased by 31% to €152.3m, due to the 18% increase in passenger numbers, higher airport charges at Dublin airport, and the mix of new routes and bases launched.

Marketing, distribution & other increased by 52% to €43.2m, reflecting higher marketing spend per passenger due to increased activity, higher onboard sales and increased product costs.

Operating margin decreased by 4 points to 15% due to the reasons outlined above and operating profits have remained relatively flat at €169.9m.

Finance income increased by 56% to €9.7m primarily due to improved deposit yields on longer dated deposits.  Finance expense increased by 34% to €27.0m due to the higher level of debt in the period compared to the period ended June 30, 2010.

Adjusted net margin was down 3 points to 12%, compared to June 30, 2010.

Balance sheet
Gross cash increased by €273.2m to €3,213.8m and the Group generated cash from operating activities of €348.7m which funded net capital expenditure of €3.4m and debt repayments. Gross debt decreased by €78.3m to €3,571.1m.  Net debt has fallen from €708.8m at March 31, 2011 to €357.3m at the period end.

Shareholders' equity decreased by €53.1m in the period to €2,900.8m due to the impact of IFRS accounting treatment for derivatives, available for sale financial assets and stock option grants, a net profit after tax of €139.3m in the period and the issue of new shares, associated with the employee share option programme, of €2.7m.

Ryanair Holdings plc
Interim Management Report

Introduction

This financial report for the quarter ended June 30, 2011 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Republic of Ireland's Financial Regulator and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

This interim management report includes the following:

•	Reconciliation of results for the period under International Financial Reporting Standards ("IFRS") to adjusted results for the quarter ended June 30, 2011;

•	Principal risks and uncertainties relating to the remaining nine months of the year;

•	Related party transactions; and

•	Post balance sheet events.

Results of operations for the quarter ended June 30, 2011 compared to the quarter ended June 30, 2010, including important events that occurred during the three months, are set forth above in the Operating and Financial Overview.

Reconciliation of results for the period under IFRS to adjusted results for the quarter ended June 30, 2011

The unaudited condensed consolidated interim income statement for the quarter ended June 30, 2011, as set forth on page 5 of this three month financial report, presents the results for the periods separately between pre-exceptional and exceptional items.  Certain items are presented separately, as exceptional items, which, by virtue of their size or incidence, are unusual in the context of the Groups ongoing core operations, as we believe this presentation represents the underlying business more accurately and reflects the manner in which investors typically analyse the results.

 Reconciliation of profit for the quarter to adjusted profit for the quarter

	Quarter Ended Jun 30, 2011	Quarter Ended Jun 30, 2010
	€M	€M

Profit for the quarter	139.3	93.7

Adjustments
Icelandic volcanic ash related expenses	-	50.0
Tax on Icelandic volcanic ash related expenses	-	(5.2)

Adjusted profit for the quarter	139.3	138.5

Principal risks and uncertainties

Among the factors that are subject to change and could significantly impact Ryanair's expected results for the remainder of the year are the airline pricing environment, fuel costs, competition from new and existing carriers, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK, and Continental Europe, the general willingness of passengers to travel and other economic, social and political factors and flight interruptions caused by volcanic ash emissions or other atmospheric disruptions.

Board of directors

With the exception of non-executive director, Emmanuel Faber, who resigned from the Board of Directors on September 22, 2010, details of the members of our Board of Directors are set forth on pages 93 and 94 of our 2010 Annual Report.

Related party transactions

Please see note 14.

Post balance sheet events

Please see note 13.

Ryanair Holdings plc
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1.                   Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland.  The condensed consolidated interim financial statements of the Company for the three months ended June 30, 2011 comprise the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated interim financial statements ("the interim financial statements"), which should be read in conjunction with our 2010 Annual Report, have been prepared in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" as adopted by the EU ("IAS 34").  They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2010 are available at www.ryanair.com.

The comparative figures included for the year ended March 31, 2011 do not constitute statutory financial statements of the Group within the meaning of Regulation 40 of the European Communities (Companies, Group Accounts) Regulations, 1992.  The consolidated financial statements of the Group for the year ended March 31, 2011, together with the independent auditor's report thereon, will be filed with the Irish Registrar of Companies following the Company's Annual General Meeting and will also be available on the Company's website. Statutory financial statements for the year ended March 31, 2010 have been filed with the Companies' Office.  The auditors' report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the interim financial statements for the three months ended June 30, 2011 on July 22, 2011.

Except as stated otherwise below, this period's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and in compliance with IFRS as issued by the International Accounting Standards Board.

There were no new standards, interpretations or amendments to existing standards adopted for the first time in the period ended June 30, 2011, which would have a material impact on our financial position or results from operations.

The following new or revised IFRS standards and IFRIC interpretations will be adopted for purposes of the preparation of future financial statements, where applicable. We do not anticipate that the adoption of these new or revised standards and interpretations will have a material impact on our financial position or results from operations.

•	Amendments to IFRS 7 "Disclosures - Transfers of Financial Assets" (effective for fiscal periods beginning on or after July 1, 2011).

•	Amendments to IAS 12 "Deferred Tax: Recovery of Underlying Assets" (effective for fiscal periods beginning on or after January 1, 2012).

•	IFRS 9, "Financial Instruments" (effective for fiscal periods beginning on or after January 1, 2013).

•	IFRS 10, "Consolidated Financial Statements" (effective for fiscal periods beginning on or after January 1, 2013).

•	IFRS 11, "Joint Arrangements" (effective for fiscal periods beginning on or after January 1, 2013).

•	IFRS 12, "Disclosure of Interests in other Entities" (effective for fiscal periods beginning on or after January 1, 2013).

•	IFRS 13, "Fair Value Measurement" (effective for fiscal periods beginning on or after January 1, 2013).

•	IAS 27 (amended 2011) "Separate Financial Statements" (effective for fiscal periods beginning on or after January 1, 2013).

•	IAS 28 (amended 2011) "Investments in Associates and Joint Ventures" (effective for fiscal periods beginning on or after January 1, 2013).

•
The IASB's third annual improvements project, "Improvements to International Financial Reporting Standards 2010", published on May 6, 2010 (effective dates are dealt with on a standard-by-standard basis (generally effective for periods beginning on or after January 1, 2011)).

Exceptional items
The Company presents certain items separately, which are unusual, by virtue of their size and incidence, in the context of our ongoing core operations, as we believe this presentation represents the underlying business more accurately and reflects the manner in which investors typically analyse the results.  In the prior period we have presented the estimated costs relating to the closure of European air space due to the Icelandic volcanic ash disruptions as an exceptional item. Any amounts deemed "exceptional" for management discussion and analysis purposes have been classified for the purposes of the IFRS income statement in the same way as non exceptional amounts of the same nature.

2.                   Estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these consolidated financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3.                   Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel.  Accordingly the first half-year typically results in higher revenues and results.

4. Income tax expense

The Group's consolidated effective tax rate in respect of operations for the period ended June 30, 2011 was 11.0% (June 30, 2010: 10.4%).  The tax charge for the period ended June 30, 2011 of €17.3m (June 30, 2010: €10.9m) comprises a deferred tax charge relating to the temporary differences for property, plant and equipment recognised in the income statement and the utilisation of previous trading losses.

5.                   Share based payments

The terms and conditions of the share option programme are disclosed in the most recent, published, consolidated financial statements.  The net credit to the income statement in the year of approximately €2.0m comprises a €2.3m reversal of previously recognised share-based compensation expense for awards that ultimately did not vest due to a failure to achieve the performance vesting conditions, offset by a charge of €0.3m for the fair value of various share options granted in prior periods, which are being recognised within the income statement in accordance with employee services rendered.

6.                   Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Group.  Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7.                   Capital commitments

At June 30, 2011 Ryanair had an operating fleet of 272 (2010: 250) Boeing 737-800 aircraft.  It also had firm orders for an additional 40 Boeing 737-800's. The delivery of these firm order aircraft will increase the fleet size (net of planned disposals and/or lease hand-backs) to 299 aircraft by March 31, 2013.

8.                   Available for sale financial assets (Aer Lingus)

The movement on the available for sale financial asset from €114.0m at March 31, 2011 to €117.8m at June 30, 2011 is comprised of a gain of €3.8m, recognised through other comprehensive income, reflecting the increase in the share price from €0.72 per share at March 31, 2011 to €0.74 per share at June 30, 2011.

9.                   Analysis of operating segment

The Company is managed as a single business unit that provides low fares airline-related activities, including scheduled services, car hire, internet income and related sales to third parties.   The Company operates a single fleet of aircraft that is deployed through a single route scheduling system.

The Company determines and presents operating segments based on the information that internally is provided to the CEO, who is the Company's Chief Operating Decision Maker (CODM).  When making resource allocation decisions the CODM evaluates route revenue and yield data, however resource allocation decisions are made based on the entire route network and the deployment of the entire aircraft fleet, which are uniform in type.  The objective in making resource allocation decisions is to maximise consolidated financial results, rather than individual routes within the network.

The CODM assesses the performance of the business based on the consolidated adjusted profit/(loss) after tax of the Company for the period. This measure excludes the effects of certain income and expense items, which are unusual, by virtue of their size and incidence, in the context of the Company's ongoing core operations, such as the costs related to the closure of airspace in April and May 2010 due to the Icelandic volcanic ash disruption (see reconciliation below).

All segment revenue is derived wholly from external customers and as the Company has a single reportable segment, intersegment revenue is zero.

The Company's major revenue-generating asset comprises its aircraft fleet, which is flexibly employed across the Company's integrated route network and is directly attributable to its reportable segment operations.  In addition, as the Company is managed as a single business unit, all other assets and liabilities have been allocated to the Company's single reportable segment.

Reportable segment information is presented as follows:	Period	Period
	Ended	Ended
	Jun 30,	Jun 30,
	2011	2010
	€M	€'M
External revenues	1,155.4	896.8

Reportable segment profit after income tax	139.3	138.5

	At Jun 30, 2011	At Jun 30, 2010
	€M	€'M
Reportable segment assets (excludes the available for sale financial asset)	8,529.8	8,482.0

 Reconciliation of reportable segment profit or loss to consolidated profit after income tax is as follows:

	Period	Period
	Ended	Ended
	Jun 30,	Jun30,
	2011	2010
	€M	€M
Total profit for reportable segment	139.3	138.5
Other items of profit or loss
Icelandic volcanic ash related expenses	-	(50.0)
Tax on Icelandic volcanic ash related expenses	-	5.2
Consolidated profit after income tax	139.3	93.7

10.                   Earnings per share

	Period	Period
	Ended	Ended
	Jun 30,	Jun 30,
	2011	2010

Basic earnings per ordinary share (euro cent)	9.35	6.33
Diluted earnings per ordinary share (euro cent)	9.33	6.30
Weighted average number of ordinary shares (in M's) - basic	1,489.9	1,480.2
Weighted average number of ordinary shares (in M's) - diluted	1,493.2	1,486.5

Diluted earnings per share takes account solely of the potential future exercises of share options granted under the Company's share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 3.3m (2010: 6.3m).

11.                   Property, plant and equipment

Acquisitions and disposals
Capital expenditure in the period amounted to a net €3.4m, reflecting expenditure incurred during the quarter offset by aircraft deposits re-categorised as other current assets following the agreement to finance 5 future aircraft deliveries via sale and leaseback.

12.                   Icelandic volcanic ash related costs

	Period	Period
	Ended	Ended
	Jun 30,	Jun 30,
	2011	2010
	€M	€M
Operating expenses	-	15.6
Passenger compensation costs (EU 261)	-	32.7
Finance expense	-	1.7
Total Icelandic volcanic ash related costs (pre-tax)	-	50.0

The closure of European airspace in April and May 2010, due to the Icelandic volcanic ash disruption, resulted in the cancellation of 9,400 Ryanair flights.  The impact on the Group's operating results totaled €50.0m (pre tax) for the quarter ended June 30, 2010, comprising €15.6m of operating expenses and €1.7m of finance expenses attributable to the period of flight disruption, together with estimated passenger compensation costs of €32.7m pursuant to Regulation (EC) No. 261/2004 ('EU261'). The company subsequently reduced its estimate to a net of tax charge of €26.1m at year ended March 31, 2011. The Company's estimate of total passenger compensation costs has been determined based on actual claims received and processed to date together with probable future compensation payments and other related costs.

13.                   Post balance sheet events

There are no significant post balance sheet events.

14.                   Related party transactions

We have related party relationships with our subsidiaries, directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the period ended June 30, 2011 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2010 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

Ryanair Holdings plc
      Responsibility Statement

Statement of the directors in respect of the interim financial report

Each of the directors, (with the exception of non-executive director, Emmanuel Faber, who resigned from the Board of Directors on September 22, 2010), whose names and functions are listed on pages 98 and 99 of our 2010 Annual Report confirm that, to the best of each person's knowledge and belief:

1)   The unaudited condensed consolidated interim financial statements for the three months ended June 30, 2011, comprising the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows and the condensed consolidated interim statement of changes in shareholders' equity and the related notes thereto, have been prepared in accordance with IAS 34 as adopted by the European Union, being the international accounting standard applicable to the interim financial reporting adopted pursuant to the procedure provided for under Article 6 of Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002.

2) The interim management report includes a fair review of the information required by:

(i)
Regulation 8(2) of the Transparency (Directive 2004/109/EC) Regulations 2007, being an indication of important events that have occurred during the three months ended June 30, 2011 and their impact on the condensed consolidated interim financial statements; and a description of the principal risks and uncertainties for the nine months ending March 31, 2012; and

(ii)
Regulation 8(3) of the Transparency (Directive 2004/109/EC) Regulations 2007, being related party transactions that have taken place in the three months ended June 30, 2011 and that have materially affected the financial position or performance of the Company during that period; and any changes in the related party transactions described in the 2010 Annual Report that could do so.

On behalf of the Board

David Bonderman                                                       Michael O'Leary
Chairman                                                                      Chief Executive
July 22, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 25 July 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary